UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

Fernando Chico Pardo Agrees to Sell 49% of ITA (Strategic Partner of
ASUR) and 37,746,290 Class B Common Shares of ASUR; Chico Pardo
 to Remain Chairman of the Board of ASUR and Retain 51% of ITA

México D.F. November 8, 2011. Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (“ASUR”), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced that it was notified by Fernando Chico Pardo (“FCP”), shareholder of ASUR and chairman of ASUR’s board of directors that he has signed an agreement to sell 49% of the shares of Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (“ITA”) and 37,746,290 of his Class B  shares of ASUR (the “Transaction”) to Grupo ADO, S.A. de C.V. (“ADO”). The shares of ITA that are being sold to ADO are the “investor” class shares of ITA. FCP will use the proceeds of the Transaction to repay financings previously incurred by him.

ITA is ASUR’s strategic shareholder and holds 22,950,000 of ASUR’s Class BB shares, representing approximately 7.65% of ASUR’s capital stock. In addition, ASUR and ITA have entered into a technical assistance agreement (the “Technical Assistance Agreement”) pursuant to which ASUR has a perpetual and exclusive license in Mexico to use all technical assistance and “know-how” transferred to it by ITA or its stockholders during the term of the agreement.

The Transaction is subject to, among other conditions, approval of the Federal Competition Commission (Comisión Federal de Competencia). Once the Transaction has been consummated, FCP will remain the owner of 51% of ITA and 37,746,297 Class B Shares, or 12.58% of ASUR’s capital stock. The Technical Assistance Agreement will continue in force following consummation of the Transaction.

About ADO:
ADO is a Mexican bus transportation company founded more than 70 years ago and transports approximately 160,000,000 passengers annually. ADO has approximately 20,000 employees and offers scheduled passenger, tourist, urban and personal transportation.  ADO offers broad experience in the management of passenger terminals, transport logistics, tourism and commercial operations.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 8, 2011